

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 11, 2014

Nathan D. Somogie, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199

Re: Pax World Funds Series Trust III
        File Nos. 333-194601 and 811-22935

Dear Mr. Somogie:

On March 17, 2014, you filed a registration statement on Form N-1A for Pax World Funds Series Trust III (the "Trust"), consisting of Pax Global Women's Index Fund (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Summary of Key Information — Index Description (Page 5)

1.   This section provides a description of the Index. Please move this section to the summary discussion of the Fund's principal investment strategy. Also, please describe the market capitalization of the constituents of the Index.

Summary of Key Information — Principal Investment Strategies (Page 6)

2.   The first paragraph of this section states that the Fund will invest 40% of its net assets in foreign companies "(or, if less, at least the percentage of net assets that is ten percentage points less than the percentage of the Index represented by foreign companies)." We find the parenthetical confusing, and may not be consistent with our policy on "global" funds, and therefore must be revised. Since the name of the Fund includes the term "global," the Fund must "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). To eliminate the confusion discussed above, the Fund could revise its policy to state that, under normal market conditions, it will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

3. The first paragraph also provides that the Fund may use an "optimized or enhanced strategy" to achieve its investment objective, weighting companies with "more favorable characteristics" more heavily than their respective weightings in the Index. Please disclose these "more favorable characteristics," and explain to us why the "optimized or enhanced strategy" is appropriate for an index fund.

4.   The second paragraph in this section states that, if the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is currently concentrated.

Summary of Key Information — Principal Risks (Page 7)

5.   This section provides descriptions of the principal risks related to the Fund's growth securities, value securities, and portfolio turnover. Please disclose the Fund's investment strategies related to these three risks in the discussion of the Fund's principal investment strategies.

About the Fund — Investment Objective (Page 12)

6.   The first paragraph of the "Investment Restrictions" section on page 49 of the Statement of Additional information discloses that the Fund's investment objective is a non-fundamental policy. Please disclose in this section that the Fund's investment objective may be changed without shareholder approval. See Item 9(a) of Form N-1A. Also, please disclose or explain to us supplementally what notice, if any, is provided to shareholders should the Fund's investment objective be changed.

About the Fund — Index Description (Page 12)

7.   Please discuss in this section the policies and procedures enacted to minimize any potential conflicts caused by the fact that Pax World Mutual Funds and its affiliates act as both Index provider and investment adviser to the Fund.

How to Sell Shares — Redemptions of Institutional Class and Individual Investor Class Shares (Page 25)

8.   The penultimate paragraph in this section states that the Fund charges a fee of $10 for wire redemptions. Please disclose this fee in the fee table.

STATEMENT OF ADDITIONAL INFORMATION

Credit Default Swaps (Page 6)

9.   The final paragraph in this section states that the Fund will segregate assets in an amount equal to the aggregate market value of the credit default swaps of which it is the seller. Please revise this disclosure to provide that, when the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the credit default swap.

Investment Restrictions (Page 49)

10.   The second investment restriction provides the Fund's fundamental concentration policy. Since the Fund's concentration policy is based on the concentration of the Index, please confirm to us that, should the Fund change its Index, it will hold a shareholder vote to propose changing its concentration policy.

Financial Statements (Page 86)

11.   A "seed" financial statement for the Fund was not included in the registration statement. Please confirm to us that this prospectus will not be used to sell shares of the Fund until the assets of the predecessor fund have been transferred to the Fund.

GENERAL COMMENTS

12.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

13.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

14.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

15.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel

cc: Brian D. McCabe, Esq.